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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number: 33-90532

                          NOTIFICATION OF LATE FILING

(Check One)
[x] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-QSB   [ ] Form N-SAR

For Period Ended: December 31, 1997

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

                         PART I. REGISTRANT INFORMATION

Full name of registrant:                Spatializer Audio Laboratories, Inc.

Address of principal executive office
  (Street and number):                  20700 Ventura Boulevard, Suite 134

City, State and Zip Code:               Woodland Hills, CA 91364-2357


                        PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K will be filed on or before the 15th calendar day following the prescribed date; and

[ ] (c) The accountants' statement or other exhibits required by Rule 12b-25(c) have been attached if applicable.


                              PART III. NARRATIVE

     The Company is still in the process of completing certain financial information to be included in the Company's financial statements for the fiscal year ended December 31, 1997. The Company intends to provide additional disclosure on segment reporting, and in regards to a proposed capital infusion for its MultiDisc Technologies, Inc. subsidiary, engaged a separate audit of said subsidiary. This work could not be completed by this date without unreasonable effort or expense.


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                           PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification: Steven D. Gershick, (818) 227-3370.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If the answer is no, identify report(s).

                                                               [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes    [X] No

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                      SPATIALIZER AUDIO LABORATORIES, INC.

                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1998

                                             By: /s/ STEVEN D. GERSHICK
                                                 ------------------------
                                                 Steven D. Gershick
                                                 Chairman of the Board,
                                                 President, and
                                                 Chief Executive Officer

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